BB 3/18

04015812

CM 3/22

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Meyers Associates, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway 2nd Floor

(No. and Street)

New York	New York	10006-3007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce M. Meyers (212) 742-4200

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — if individual, state last, first, middle name)

330 Madison Avenue, New York, New York 10017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RECD S.E.C.
MAR 0 2 2004

SEC 1410 (06-02)

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Partners of
Meyers Associates, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Meyers Associates, L.P. as of December 31, 2003. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 5, the Partnership is a defendant in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. These actions seek compensatory and punitive damages in excess of $1,400,000, for which the Partnership has a general reserve of $215,000. Although the Partnership intends to defend its position, the ultimate outcome of these matters is not presently determinable and the financial statement does not include any additional adjustments to reflect the extent of the Partnership's liability that may result from their ultimate outcome.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Meyers Associates, L.P. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 27, 2004

Meyers Associates, L.P.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 49,801
Deposits held as collateral with clearing brokers (Note 1)	280,012
Due from clearing brokers (Note 1)	940,361
Securities owned, at market - common stock (Note 1)	375,895
Advances to employees	145,663
Loans receivable, net of allowance of $383,124	103,314
Furniture and equipment, net of $528,292 accumulated depreciation (Note 7)	6,137
Other assets	150,354
	$2,051,537
Liabilities and Partners' Capital	
Liabilities:	
Commissions and bonuses payable	$ 219,333
Accrued expenses and other liabilities (Note 5)	662,538
Total liabilities	881,871
Commitments and contingencies (Notes 4, 5 and 8)	
Liabilities subordinated to claims of general creditors (Note 2)	110,000
Partners' capital	1,059,666
	$2,051,537

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Meyers Associates, L.P.

Summary of Business and Significant Accounting Policies

Business

Meyers Associates, L.P. ("Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange and the National Association of Securities Dealers.

The Partnership has an agreement ("Agreement") with two clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Securities not readily marketable are normally valued at cost unless there has been a significant change in current operating performance. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Partnership.

Income Taxes

The Partnership is a limited partnership and is not subject to Federal and state income taxes as a separate entity. The partners are required to report their respective shares of partnership income (loss) in their individual income tax returns.

Meyers Associates, L.P.

Summary of Business and Significant Accounting Policies

Cash Equivalents	The Partnership considers cash equivalents as highly liquid investments purchased with original maturities of three months or less, and consist primarily of money market funds.
Advances to Employees	The Partnership has made certain employee advances that will be forgiven providing the employee satisfies the terms of their employment agreement.
Furniture and Equipment	Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives.
Use of Estimates	The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Meyers Associates, L.P.

Notes to Statement of Financial Condition

1. Clearing Agreement

The Partnership has Agreements with two brokerage clearing firms to carry its account and the accounts of its customers' accounts. The brokers have custody of the Partnership's securities and, from time to time, cash balances which may be due from these brokers.

These securities and cash positions serve as collateral for any amounts due to brokers or for securities sold short or purchased on margin as well as collateral against losses due to nonperformance.

Pursuant to the Agreements, the Partnership is required to have cash or security deposits aggregating $280,000. At December 31, 2003, deposits held as collateral amounted to $280,012.

2. Liabilities Subordinated to Claims of General Creditors

The subordinated borrowing at December 31, 2003 consists of a $110,000 subordinated debt agreement ("Subordinated Debt Agreement") with an officer and majority shareholder of the Partnership, bearing no interest and expiring on June 1, 2004.

The Subordinated Debt Agreement has been approved by the NASD and, therefore, is available in computing regulatory net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

3. Profit Sharing Plan

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. There are no matching contributions by the Partnership.

4. **Regulatory Net Capital Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2003, the Partnership had regulatory net capital of $674,213 and a minimum regulatory net capital requirement of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 1.31 to 1.

5. **Commitments and Contingencies**

Litigation

The Partnership is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. These actions, including certain arbitrations, seek compensatory and punitive damages in excess of $1,400,000. The Partnership is also involved, from time to time, in proceedings with, and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously. As of December 31, 2003, the Partnership has a reserve of approximately $215,000 for the aforementioned actions and arbitrations. This liability is included in accrued expenses.

Customer Transactions

In the normal course of business, the Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Operating Leases

The Partnership leases office equipment and two Florida offices under noncancellable lease agreements expiring 2006 and 2007. The lease agreements contain escalation provisions. The Partnership also entered into a new sublease agreement in New York in 2003 that expires in 2007. The sublease contains no escalation provisions. Net approximate minimum rental payments attributable to operating lease agreements are:

Fiscal	Minimum rental payments
2004	$250,000
2005	120,000
2006	67,000
2007	13,000
	$450,000

6. **Financial Instruments and Credit Risk**

The Partnership is engaged in various trading and brokerage activities whose counterparties primarily include broker – dealers, banks and other financial institutions. If these transactions do not settle because of failure to perform by either a customer or a counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Partnership's risk is normally limited to the differences in the market value of the securities.

7. **Furniture and Equipment**

Furniture and equipment at December 31, 2003 consisted of:

	Estimated useful lives	Amount
Furniture	5 years	$229,945
Equipment	5 years	304,484
		534,429
Less: Accumulated depreciation		528,292
		$ 6,137

8. **Employment Agreement**

An officer of the Partnership has a three-year employment agreement expiring December 31, 2003, under which he is to receive an annual salary of $100,000. During 2003, the officer forfeited his salary of $100,000, which was recorded as a capital contribution for the year ended December 31, 2003.

Meyers Associates, L.P.

Statement of Financial Condition

December 31, 2003

Meyers Associates, L.P.

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